Exhibit 99.1
Press release

Ad hoc announcement pursuant to Art. 53 LR

SHL announces change in CEO position

Tel Aviv / Zurich / New York, March 14, 2024 - SHL Telemedicine Ltd. (NASDAQ: SHLT, SIX: SHLTN;) ("SHL" or the "Company"), a leading provider and developer of advanced personal telemedicine solutions, announced today that after over twenty years with SHL, Erez Nachtomy, CEO of SHL in the past four years will be stepping down as CEO in mid-June 2024.

Yariv Alroy, Chairman of SHL Telemedicine noted: “On behalf of the Board of Directors we would like to thank Erez for successfully leading SHL through a challenging period, and we sincerely thank him for his service and leadership.”

Erez Nachtomy, commented: “After nearly four years as CEO during a very intensive period, I feel this is a good point to hand over leadership. I would like to thank the Board of Director for their support during my tenure. Furthermore, I want to express my appreciation to all the amazing people across the Company for their hard work over the years. I will work closely with the Company and the Board to ensure a smooth transition and continued success for SHL.”

The Board of Directors of the Company will shortly commence a search for a new CEO, both internally and externally.

About SHL Telemedicine
SHL Telemedicine is engaged in developing and marketing personal telemedicine systems and the provision of medical call center services, with a focus on cardiovascular and related diseases, to end users and to the healthcare community. SHL Telemedicine offers its services and personal telemedicine devices to subscribers utilizing telephonic and Internet communication technology. SHL is listed on the SIX Swiss Exchange (SHLTN, ISIN: IL0010855885, Security No.: 1128957) and on the Nasdaq Stock Exchange (SHLT, ISIN: US78423T2006, CUSIP: 78423T200).

For more information, please visit our website at www.shl-telemedicine.com.

Contacts

Fabienne Farner, IRF, Phone : +41 43 244 81 42, farner@irf-reputation.ch

Forward-Looking Statements
Some of the information contained in this press release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. SHL Telemedicine undertakes no obligation to publicly update or revise any forward-looking statements.

SHL Telemedicine
90 Yigal Alon St.
Tel-Aviv 6789132, Israel

T: +972.3.5612212
F: +972.3.6242414

www.Shl-Telemedicine.com